Putnam Convertible Opportunities
and Income Trust

Results of October 5, 2000 shareholder meeting
(Unaudited)

An annual meeting of shareholders of the fund was held on October 5, 2000. At the meeting, each of the nominees for Trustees was elected, as follows:



Common Shares

Votes for
Votes
withheld
J.A. Hill
 3,299,260
63,722
R.J Jackson
E.T. Kennan
3,300,256
3,298,340
62,726
64,642
R.E. Patterson
G. Putnamm III
3,300,040
3,295,313
62,942
67,669


A proposal to ratify the selection of KPMG LLP as independent accountants for the fund was approved as follows: 3,337,437 votes for, and 6,744 votes against, with 18,801 abstentions and non-broker votes.